                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

        CustomTracks Corporation (formerly known as Amtech Corporation)
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                               (Name of Issuer)

                         Common Stock, $.01 Par Value
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                        (Title of Class of Securities)

                                   232046102
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                                (CUSIP Number)

                                 David P. Cook
                              Galleria Tower One
                                13355 Noel Road
                                  Suite 1555
                             Dallas, Texas  75204
                                 (972)702-7055
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 2, 1998
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            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                              (Page 1 of 6 Pages)

_________________

          /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 232046102                   13D                   Page 2 of 6 Pages
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1       NAME OF REPORTING PERSON
        IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             David P. Cook

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

             PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
        PURSUANT TO  ITEMS 2(d) or 2(e)

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                             7  SOLE VOTING POWER

  NUMBER OF SHARES              1,127,656/(1)/
                    ------------------------------------------------------------
    BENEFICIALLY             8  SHARED VOTING POWER
      OWNED BY
        EACH
                    ------------------------------------------------------------
     REPORTING               9  SOLE DISPOSITIVE POWER
       PERSON
        WITH                    1,127,656/(1)/
                    ------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,127,656/(1)/
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12      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.06%/(2)/

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14      TYPE OF REPORTING PERSON*

                      IN
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(1)  Mr. Cook holds stock options to purchase a total of 4,254,627 shares of
     CustomTracks Common Stock, par value $.01 per share, 531,828 of which became exercisable as of August 1, 1998 and 531,828 of which become exercisable as of November 1, 1998. The options continue to vest in equal quarterly installments of 531,828 shares on February 1, 1999; May 1, 1999; August 1, 1999; November 1, 1999; and February 1, 2000; and an installment of 531,831 on May 1, 2000. Mr. Cook owns directly 64,000 shares of Common Stock.
(2) The total number of outstanding shares of CustomTracks Common Stock have been increased pursuant to Rule 13d-3(d)(1)(i) to include the 1,063,656 shares subject to stock options held by Mr. Cook that are or will become exercisable as of November 1, 1998.

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ITEM 1.  SECURITY AND ISSUER

         The class of securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock") of CustomTracks Corporation, a Texas corporation formerly known as Amtech Corporation (the "Company"), the principal executive offices of which are located at Galleria Tower One, 13355 Noel Road, Suite 1555, Dallas, Texas 75240.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of David P. Cook. Mr. Cook's business address is Galleria Tower One, 13355 Noel Road, Suite 1555, Dallas, Texas 75240. Mr. Cook is presently the Chairman, Chief Executive Officer and President of CustomTracks. Mr. Cook has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Cook has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cook is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Effective April 29, 1998, pursuant to the Stock Option Agreement dated as of the same date between the Company and Mr. Cook (the "Option Agreement"), the Company granted to Mr. Cook nonqualified stock options to purchase a total of 4,254,627 shares of Common Stock at an exercise price of $7.00 per share (twice the closing price of the Company's Common Stock on the day preceding the date of the grant) 531,828 of which became exercisable as of August 1, 1998 and 531,828 of which become exercisable as of November 1, 1998. The options continue to vest in equal quarterly installments of 531,828 shares on February 1, 1999; May 1, 1999; August 1, 1999; November 1, 1999; and February 1, 2000; and an installment of 531,831 on May 1, 2000. Mr. Cook owns directly 64,000 shares of Common Stock, which he purchased using personal funds. The Options are exercisable until the fifth anniversary of the date of grant or until they otherwise expire in accordance with their terms. The Options vest immediately in the event (i) of a change of control or sale of the Company or the sale of any material Company subsidiary that is engaged in the digital data distribution business or other business involving a concept primarily fostered by Mr. Cook, (ii) more than 25% of the Company's voting securities are acquired by any person, (iii) a majority of the Company's Board of Directors consists of persons other than the current incumbents or their approved successors,
     (iv) Mr. Cook's employment is terminated without "cause," as such term is defined in the employment agreement dated as of April 29, 1998 between the Company and Mr. Cook (the "Employment Agreement"), or (v) Mr. Cook terminates employment for "good reason" (as defined in the Employment Agreement). The Options also carry demand registration rights, which may be exercised after the occurrence of any of the events specified in (i) through (iii) above, and piggyback registration rights. Any description of the Options in this Schedule 13D is qualified in its entirety by reference to the Option Agreement, and any description of the terms of Mr. Cook's employment in this Schedule 13D is qualified in its entirety by reference to the Employment Agreement.

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ITEM 4.  PURPOSE OF TRANSACTION

         The Options were granted to Mr. Cook as an inducement essential to Mr. Cook's entering into a three-year employment arrangement with the Company (Mr. Cook was not previously an employee). Mr. Cook will receive no salary under the Employment Agreement. Mr. Cook may attempt to dispose of shares of Common Stock (subject to transfer restrictions imposed by federal and state securities laws) in the open market, in privately negotiated transactions, by gift, or otherwise, if and when the Options are exercised.

         Mr. Cook may, from time-to-time, purchase additional shares of the Common Stock in the open market or privately negotiated transactions. With that exception, Mr. Cook has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs
     (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on September 2, 1998, Mr. Cook beneficially owned (within the meaning of Rule 13d-3(d)(1)) 1,127,656 shares of Common Stock, which constitute approximately 7.06% of the issued and outstanding shares of Common Stock (as calculated in accordance with such rule), based on 14,902,609 shares issued and outstanding (as represented in Amtech Corporation's Form 10-Q for the quarter ended June 30, 1998) plus the shares subject to issuance upon exercise of the Options that are currently vested or vest within 60 days of September 2, 1998.

         (b) Mr. Cook has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 64,000 shares of Common Stock he owns directly. Mr. Cook does not have the power to vote or direct the vote of, or the power to dispose or direct the disposition of, the shares of Common Stock underlying the Options unless and until the Options are exercised to acquire such shares. The responses to Items (7) through (11) of the portions of the cover page of Schedule 13D that relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

         (c) Mr. Cook purchased 25,000 shares of the Common Stock in the open market on July 31, 1998. With that exception, Mr. Cook has not purchased or sold shares of the Common Stock during the past sixty (60) days.

         (d)   Not applicable.

         (e)   Not applicable.

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

          As of April 29, 1998, the Company granted the Options to Mr. Cook pursuant to the Option Agreement. Any description of the Options in this
     Schedule 13D is qualified in its entirety by reference to the Option Agreement. Federal and state law impose certain transfer restrictions on the shares of Common Stock underlying the Options. The Company has granted Mr. Cook certain demand and incidental registration rights under the Option Agreement, but Mr. Cook has no current intention of requiring the Company to file a registration statement with respect to the shares of Common Stock underlying the Options.

          To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the undersigned and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     1. Stock Option Agreement by and between the Company and David P. Cook dated effective April 29, 1998 (incorporated by reference from the Company's Form 10-Q for the quarterly period ended June 30, 1998).

     2. Employment Agreement by and between the Company and David P. Cook dated effective April 29, 1998 (incorporated by reference from the Company's Form 10-Q for the quarterly period ended June 30, 1998).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated as of September 2, 1998     /s/  DAVID P. COOK
                                  --------------------------------
                                  David P. Cook







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